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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*

                          STORM CAT ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    862168101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  Adam Abramson
                             1346049 Ontario Limited
                      22 St. Clair Avenue East, 18th Floor
                            Toronto, Ontario, Canada
                                     M4T 2S3
                                 (416) 361-1498
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)

                                December 5, 2008
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     1346049 Ontario Limited
     I.R.S. Identification No. - Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ontario, Canada
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF             26,062,138
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY              0
    EACH           -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
   PERSON               26,062,138
    WITH           -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,062,138*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     HC
--------------------------------------------------------------------------------

                                   *See Item 5

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Trapeze Asset Management Inc.
     I.R.S. Identification No. - Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ontario, Canada
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF             17,692,649
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY              0
    EACH           -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
   PERSON               17,692,649
    WITH           -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,062,138*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IA
--------------------------------------------------------------------------------

                                   *See Item 5

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Trapeze Capital Corp.
     I.R.S. Identification No. - Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ontario, Canada
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF             6,916,498
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY              0
    EACH           -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
   PERSON               6,916,498
    WITH           -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,062,138*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     BD
--------------------------------------------------------------------------------

                                   *See Item 5

CUSIP No. 862168101

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Randall Abramson
     I.R.S. Identification No. - Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Canadian
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
  NUMBER OF             26,062,138
   SHARES          -------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
  OWNED BY              0
    EACH           -------------------------------------------------------------
  REPORTING        9    SOLE DISPOSITIVE POWER
   PERSON               26,062,138
    WITH           -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,062,138*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     HC
--------------------------------------------------------------------------------

                                   *See Item 5

This Amendment No. 3 (the "Amendment") with respect to the Common Stock of Storm Cat Energy Corporation ("Storm Cat") amends and supplements the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed on January 31, 2007. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The purchase price of the Common Stock and notes convertible into Common Stock reported in this Schedule 13D was CDN$20,259,475 in respect of the Common Stock (which was purchased as part of a Unit, which included common stock warrants that have since expired) and US$16,372,000 in respect of the convertible notes. The Common Stock and convertible notes to which this Schedule 13D relates were purchased using available funds in discretionary investment accounts managed by either TAMI or TCC and the advisory clients of TAMI and TCC provided the funds to purchase such securities (with the exception of US$1,700,000 principal amount of convertible notes purchased by Randall Abramson with his personal funds).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Since Abramson, Holdco, TAMI and TCC comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a). As of the close of business on December 5, 2008, the Reporting Persons' beneficial ownership of Common Stock, including an aggregate of 13,993,162 shares of Common Stock issuable upon the conversion of convertible notes held by the Reporting Persons, was 26,062,138 shares. Of this amount, 1,452,991 shares of Common Stock were held by Abramson directly; nil shares of Common Stock were held by Holdco directly; 6,916,498 shares of Common Stock were owned by advisory clients of TCC and held in accounts managed by TCC; and 17,692,649 shares of Common Stock were owned by advisory clients of TAMI and held in accounts managed by TAMI. The foregoing amounts include: 1,452,991, nil, 2,984,359 and 9,555,812 shares issuable upon the exercise of convertible notes owned by (or in client investment accounts managed by), Abramson, Holdco, TCC and TAMI, respectively. Each convertible note is convertible into Common Stock at a conversion price of US$1.17 per share of Common Stock, maturing March 31, 2012.

(b) The responses of the Reporting Persons to Items 7 through 13 on the cover pages and the responses of the directors and executive officers of the Reporting Persons set forth on Schedule 1 are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on December 5, 2008. Abramson exercises sole voting and dispositive power over shares held by each of the Reporting Persons. Holdco exercises sole voting and dispositive power over shares held by each of the Reporting Persons. TAMI exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. TCC exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it. The Reporting Persons disclaim beneficial ownership in shares of Common Stock owned by the directors and officers of the Reporting Persons listed on Schedule 1 (except to the extent that shares are held in discretionary investment accounts managed by TAMI and TCC).

(c) Except for the transactions to which this Schedule 13D relates, no transactions with respect to the Common Stock have been effected in the past 60 days by the Reporting Persons. Set forth on Schedule 2 hereto is the following information with respect to each transaction: (1) the date of the transaction,
(2) the identity of the Reporting Person that effected the transaction, (3) the type of security transacted, (4) whether the transaction was a purchase or sale,
(5) the price, and (6) the amount of securities involved.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement, dated February 5, 2007, by and between Holdco, TAMI, TCC and Abramson. *

--------------------------------------------------------------------------------
* Previously filed with Amendment No. 1 to Schedule 13D on March 30, 2007.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE DECEMBER 8, 2008

                                          1346049 ONTARIO LIMITED


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON
                                          CHIEF EXECUTIVE OFFICER



                                          TRAPEZE ASSET MANAGEMENT INC.


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON
                                          CHIEF EXECUTIVE OFFICER



                                          TRAPEZE CAPITAL CORP.


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON
                                          PRESIDENT


                                          /S/  RANDALL ABRAMSON
                                          ---------------------------------
                                          RANDALL ABRAMSON

                                   SCHEDULE 1

          INFORMATION FOR REPORTING PERSONS AND DIRECTORS AND EXECUTIVE
                          OFFICERS OF REPORTING PERSONS

The following tables set forth the name, business address and present principal occupation of each director and executive officer of each of the Reporting Persons. Each person listed has sole voting power or shared voting power with respect to and beneficially owns shares of the common stock of Storm Cat Energy Corporation as indicated in the table below. The shares described below are included in the beneficial ownership of Storm Cat Energy Corporation common stock reported by the Reporting Persons in this filing. Each officer or director listed below disclaims beneficial ownership of all shares held by the Reporting Persons. Each person listed below is a citizen of Canada and the principal occupation of such person is his or her affiliation with the Reporting Person indicated below.

                                                                                                BENEFICIAL
NAME:                          RELATIONSHIP TO REPORTING PERSON:                                OWNERSHIP:
-----                          ---------------------------------                                ----------
Adam Lyle Abramson             TAMI:    Director, Vice-President and Associate Portfolio
                                        Manager                                                  46,644(1)

                               TCC:     Director, Vice-President and Associate Portfolio
                                        Manager

Herbert Abramson               TAMI:    Chairman of the Board of Directors; Portfolio
                                        Manager
                                                                                                     --
                               TCC:     Director, Portfolio Manager, Chairman and Chief
                                        Executive Officer

Bryan Rakusin                  TCC:     Vice-President and Portfolio Manager                         --

Jeremy Rakusin                 TCC:     Vice-President and Associate Portfolio Manager               --

Donald Hugh Carlisle           TAMI:    Vice-President and Portfolio Manager                    145,299(2)

William Richard Hermon         Holdco:  Director and Vice-President                              34,285(3)

                               TCC:     Portfolio Manager and Branch Manager

Mohammad Abdul Salam           TAMI:    Chief Financial Officer
                                                                                                     --
                               TCC:     Chief Financial Officer

William Edgar John Hayden      TAMI:    Vice-President                                           13,383(4)

Mikhail Vinokur                TAMI:    Vice-President and Associate Portfolio Manager            1,000
                               TCC:     Vice-President and Associate Portfolio Manager

(1) Includes 5,128 shares issuable upon the conversion of notes owned by Mr. Abramson; 8,500 shares of common stock and 6,838 shares issuable upon the conversion of notes held by Mr. Abramson's spouse, Bonnie Goldberg. These shares have been included in the beneficial ownership of common stock reported by TCC on behalf of its advisory clients.

(2) Includes 65,812 shares issuable upon the conversion of notes owned by Mr. Carlisle; 64,103 shares issuable upon the conversion of notes held by 1051937 Ontario Ltd., a company controlled by Mr. Carlisle; and 15,385 shares issuable upon the conversion of notes held by Mr. Carlisle's spouse, Janice Carlisle. Shares held by Janice Carlisle have been included in the beneficial ownership of common stock reported by TAMI on behalf of its advisory clients.

(3) Includes 18,900 shares of common stock and 15,385 shares issuable upon the conversion of notes held by Mr. Hermon's spouse, Susan Sweeney Hermon. These shares have been included in the beneficial ownership of common stock reported by TCC on behalf of its advisory clients.

(4) Includes 7,400 shares of common stock and 5,983 shares issuable upon the conversion of notes held by Mr. Hayden's spouse, Diane Hayden. These shares have been included in the beneficial ownership of common stock reported by TAMI on behalf of its advisory clients.

The business address for each of the above-referenced persons (except Mr. Hermon) is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada M4T 2S3. The business address for Mr. Hermon is 17 York Street, Suite 202, Ottawa, Canada K1N 9J6.

                                   SCHEDULE 2

Transactions in securities of Storm Cat Energy Corporation effected during the past sixty days by 1346049 Ontario Limited, Randall Abramson, and Trapeze Asset Management Inc. (TAMI) and Trapeze Capital Corp. (TCC) on behalf of their respective accounts.

                    REPORTING                                    PRICE
TRANSACTION DATE     PERSON      TYPE OF SECURITY     BUY/SELL   (CDN$)           QUANTITY
----------------    ---------    ----------------     --------   -----            --------
Oct. 6, 2008        TAMI/TCC     Common Shares        SELL       $0.25             14,500
Oct. 7, 2008        TAMI/TCC     Common Shares        SELL       $0.20              4,400
Oct. 8, 2008        TAMI/TCC     Common Shares        SELL       $0.25             19,300
Oct. 8, 2008        TAMI/TCC     Common Shares        SELL       $0.20             90,600
Oct. 17, 2008       TAMI/TCC     Common Shares        SELL       $0.20             55,300
Oct. 20, 2008       TAMI/TCC     Common Shares        SELL       $0.22              1,700
Oct. 21, 2008       TAMI/TCC     Common Shares        SELL       $0.21             10,500
Oct. 22, 2008       TAMI/TCC     Common Shares        SELL       $0.20             51,800
Oct. 23, 2008       TAMI/TCC     Common Shares        SELL       $0.20             50,400
Oct. 23, 2008       TAMI/TCC     Common Shares        SELL       $0.18            112,300
Oct. 31, 2008       TAMI/TCC     Common Shares        SELL       $0.07              5,100
Nov. 4, 2008        TAMI/TCC     Common Shares        SELL       $0.06             21,300
Nov. 5, 2008        TAMI/TCC     Common Shares        SELL       $0.06              1,700
Nov. 7, 2008        TAMI/TCC     Common Shares        SELL       $0.06             22,100
Nov. 11, 2008       TAMI/TCC     Common Shares        SELL       $0.05             31,000
Nov. 13, 2008       TAMI/TCC     Common Shares        SELL       $0.04             36,300
Nov. 17, 2008       TAMI/TCC     Common Shares        SELL       $0.04             34,700

                                  END OF FILING